EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consists of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock in 2017 and our Series A convertible preferred stock in 2016.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2017	2016	2017	2016
Fixed Charges:
Interest expense(1)	$62	$81	$188	$250
Capitalized interest(1)	—	—	—	—
Portion of rental expense which represents interest factor(1)	11	45	39	135
Total Fixed Charges	$73	$126	$227	$385
Earnings Available for Fixed Charges:
Pre-tax income	$167	$166	$344	$389
Add: Distributed equity income of affiliated companies	4	3	34	34
Add: Fixed charges	73	126	227	385
Less: Capitalized interest	—	—	—	—
Less: Net income attributable to noncontrolling interests	(3)	(3)	(9)	(8)
Total Earnings Available for Fixed Charges	$241	$292	$596	$800
Ratio of Earnings to Fixed Charges	3.30	2.32	2.63	2.08

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense(1)	$62	$81	$188	$250
Capitalized interest(1)	—	—	—	—
Portion of rental expense which represents interest factor(1)	11	45	39	135
Total Fixed charges before preferred stock dividends pre-tax income requirements	73	126	227	385
Preferred stock dividends pre-tax income requirements	6	10	18	29
Total Combined Fixed Charges and Preferred Stock Dividends	$79	$136	$245	$414
Earnings Available for Fixed Charges:
Pre-tax income	$167	$166	$344	$389
Add: Distributed equity income of affiliated companies	4	3	34	34
Add: Fixed charges before preferred stock dividends	73	126	227	385
Less: Capitalized interest	—	—	—	—
Less: Net income attributable to noncontrolling interests	(3)	(3)	(9)	(8)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$241	$292	$596	$800
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.05	2.15	2.43	1.93
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(1) Includes amounts related to discontinued operations. Refer to Note 5 - Divestitures in our Condensed Consolidated Financial Statements, which is incorporated by reference for additional information regarding our discontinued operations.